# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Research Solutions, Inc., CIK 0001386301
CUSIP: 761025105
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 10624 S. EASTERN AVE, 10624 S. EASTERN AVE, HENDERSON, Nevada (NV), 89052
Date of event which requires filing of this statement: 12/31/2023
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001085146-18-002178
Filed by CIK 0001490760

## Reporting persons
- Witmer Richard H.: type of reporting person: individual (IN); sole voting power 2,608,448; shared voting power 0; sole dispositive power 2,608,448; shared dispositive power 0; aggregate amount beneficially owned 2,608,448 (8% of the class)

## Item 1. Issuer
Name of issuer: Research Solutions, Inc.
Address of issuer's principal executive offices: 10624 S. EASTERN AVE, 10624 S. EASTERN AVE, HENDERSON, NEVADA, 89052.

## Item 2. Person Filing
Name of person filing: Richard H. Witmer, Jr.
Address of principal business office or, if none, residence: 16 Fort Hills Lane, Greenwich, CT 06831
Citizenship: United States

## Item 4. Ownership
Amount beneficially owned: 2,608,448
Percent of class: 8
Sole power to vote or to direct the vote: 2,608,448
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,608,448
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Witmer Richard H.: /s/ Richard H. Witmer, Jr., Richard H. Witmer, Jr. (01/18/2024)